UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

24 September 2007

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 September 2007

MEDIA RELEASE

Telecom Capital Return - Shares Cancelled

Telecom Corporation of New Zealand Limited said today that it has now cancelled
1 in every 9 shares held by each Telecom shareholder on the record date for the capital return (21 September 2007), resulting in the cancellation of shares.

The cancellation has reduced Telecom’s total issued shares from 2,052,458,423
1,824,408,332.

Based on shareholdings as at the record date and the repayment of NZ$4.88 per cancelled share, shareholders will receive a total of NZ$1,112,884,444.08.

Australian shareholders will receive approximately AUD$4.17 per cancelled share
(based on a NZD/AUD exchange rate of 0.85594).

Payment will be made on 5 October (for shareholders) and 12 October (for
American Depositary Receipt holders).

NYSE ex dates
Telecom has been advised by NYSE that the "ex date" for the cash distribution
ADR holders as part of the capital return was 19 September, not 25 September as had been anticipated.  The “ex date” for the issue of 42.2% more ADRs remains
September as previously advised.

ENDS

For further information please contact:
Phil Love
Telecom Public Affairs
027 244 8496

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 24/09/2007	By:	Linda Cox
	Name:	Linda Cox
	Title:	Company Secretary